1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑     Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐     No   ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 17, 2015	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

tsmc
2015 Second Quarter Earnings Conference
July 16, 2015
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TSMC Property
Agenda
Welcome Elizabeth Sun
2Q15 Financial Results and 3Q15 Outlook Lora Ho
Key Messages Mark Liu / C.C. Wei / Lora Ho Q&A
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TSMC Property
Safe Harbor Notice
TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.
Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 13, 2015 and such other documents as TSMC may file with, or submit to, the SEC from time to time.
Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.
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Statements of Comprehensive Income
TSMC Property
Selected Items from Statements of Comprehensive Income 2Q15 2Q15 2Q15 2Q15 1Q15 2Q14 over over Guidance (In NT$ billions) 1Q15 2Q14 Net Revenue 205.44 204-207 222.03 183.02 -7.5% 12.2% Gross Margin 48.5% 47.5% - 49.5% 49.3% 49.8% -0.8 ppt -1.3 ppts Operating Expenses (22.56) (22.54) (20.25) 0.1% 11.4% Operating Margin 37.5% 36.5% - 38.5% 39.0% 38.6% -1.5 ppts -1.1 ppts Non-Operating Items 21.06 1.63 3.38 1189.8% 522.4% Net Income to Shareholders of the Parent Company 79.42 78.99 59.70 0.5% 33.0% Net Profit Margin 38.7% 35.6% 32.6% +3.1 ppts +6.1 ppts EPS (NT Dollar) 3.06 3.05 2.30 0.5% 33.0% ROE 29.0% 29.1% 26.9% -0.1 ppt +2.1 ppts Shipment (Kpcs, 12”-equiv. Wafer) 2,240 2,287 2,053 -2.1% 9.1% Average Exchange Rate--USD/NTD 30.84 31.03 31.53 30.12 -2.2% 2.4%
* Diluted weighted average outstanding shares were 25,930mn units in 2Q15.
** ROE figures are annualized based on average equity attributable to shareholders of the parent company.
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TSMC Property
2Q15 Revenue by Application
Industrial/Standard 23% Computer 7% Consumer 8% Communication 62%
Communication 150 0 Revenue (NT$B) QoQ -3% 0 1Q15 2Q15
Computer 150 0 Revenue (NT$B) QoQ -24% 0 1Q15 2Q15
Consumer 150 0 Revenue (NT$B) QoQ -21% 0 1Q15 2Q15
Industrial/Standard 150 0 Revenue (NT$B) QoQ -1% 0 1Q15 2Q15
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2Q15 Revenue by Technology

TSMC Property


0.25um and above
5%
0.11/0.13um
3%
90nm
7%
0.15/0.18um
13%
20nm
20%
65nm
11%
40/45nm
14%
28nm
27%


28nm and below revenue
Revenue (NT$B)
100
90
80
70
60
50
40
30
20
10
0
1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15
20nm Revenue (NT$B)
28nm Revenue (NT$B)

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Balance Sheets & Key Indices
Selected Items from Balance Sheets 2Q15 1Q15 2Q14 (In NT$ billions) Amount % Amount % Amount % Cash & Marketable Securities 550.35 34.3% 518.98 33.3% 314.59 23.4% Accounts Receivable 99.74 6.2% 99.12 6.4% 86.89 6.4% Inventories 66.28 4.1% 64.60 4.2% 50.95 3.8% Long-term Investments 27.77 1.7% 32.18 2.1% 28.38 2.1% Net PP&E 829.70 51.6% 813.22 52.2% 837.17 62.3% Total Assets 1,608.85 100.0% 1,556.90 100.0% 1,344.96 100.0% Current Liabilities 309.38 19.2% 187.56 12.1% 246.64 18.4% Long-term Interest-bearing Debts 202.66 12.6% 214.05 13.7% 211.65 15.7% Total Liabilities 542.22 33.7% 432.98 27.8% 467.31 34.8% Total Shareholders’ Equity 1,066.63 66.3% 1,123.92 72.2% 877.65 65.2% Key Indices A/R Turnover Days 44 44 40 Inventory Turnover Days 62 57 51 Current Ratio (x) 2.4 3.7 1.9 Asset Productivity (x) 1.0 1.1 0.9
* Total outstanding shares were 25,930mn units at 6/30/15.
** Asset productivity = Annualized net revenue / Average net PP&E

Cash Flows
TSMC Property
(In NT$ billions) 2Q15 1Q15 2Q14 Beginning Balance 437.41 358.45 231.70 Cash from operating activities 111.07 156.00 81.75 Capital expenditures (53.81) (48.88) (73.33) Short-term loans (12.99) (17.34) 10.40 Investments and others 47.22 (10.82) 4.53 Ending Balance 528.90 437.41 255.05 Free Cash Flow(1) 57.26 107.12 8.42

(1)	Free cash flow = Cash from operating activities – Capital expenditures

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3Q15 Guidance TSMC Property
Based on our current business outlook and exchange rate assumption, management expects:
Revenue to be between NT$ 207 billion and NT$ 210 billion, at a forecast exchange rate of 31.00 NT dollars to 1 US dollar
Gross profit margin to be between 47% and 49%
Operating profit margin to be between 36.5% and 38.5%
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TSMC Property
Recap of Recent Major Events
TSMC Pledges to Buy 100 million kWh of Green Power ( 2015/06/16 )
TSMC Board of Directors Unanimously Re-elects Dr. Morris Chang as Chairman and Sets June 29 as Ex-dividend Date and July 5 as Record Date for Common Share Dividends ( 2015/06/10 )
TSMC to Sell 5% of Vanguard International Semiconductor ( 2015/06/09 )
TSMC Shareholders Approve NT$4.5 Cash Dividend and Elect Board of Directors ( 2015/06/09 )
TSMC Announces Taichung Expansion Site Reforestation Plans ( 2015/05/21 )
TSMC Announces Candidates for Board of Directors ( 2015/04/24)
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Please visit TSMC’s website (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements

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